# Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
## Notes to Consolidated Financial Statements
## December 31, 2015

1.  **Organization and Significant Accounting Policies**

    **Organization and Operations**
    Hancock Investment Services, Inc. and Subsidiaries (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company is engaged in the brokerage business and is a wholly owned subsidiary of Whitney Bank (the "Parent"), which is a wholly owned subsidiary of Hancock Holding Company. The Company operates in the Gulf South region under two brands: "Hancock Investment Services" in Mississippi, Alabama and Florida and "Whitney Investment Services" in Louisiana and Texas.

    The Company, as an introducing broker, executes securities transactions on behalf of its customers through a clearing broker who carries accounts on a fully disclosed basis. The securities transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. The Company also earns income from the sales of annuity contracts, insurance products and advisory fees.

    **Consolidation**
    The consolidated financial statements include the accounts of the Company and its five wholly owned subsidiaries, Hancock Investment Services of Mississippi, Inc., Hancock Investment Services of Louisiana, Inc., Hancock Investment Services of Alabama, Inc., Hancock Investment Services of Florida, Inc, and Whitney Investment Services of Texas, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

    **Use of Estimates**
    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    **Cash and Cash Equivalents**
    The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

    **Securities Owned**
    Marketable securities are stated at fair value based on quoted market price and applies the Fair Value Measurements and Disclosures provisions of Accounting Standards Codification ("ASC") 820, which establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs. The securities held by the Company as of December 31, 2015 are measured on a recurring basis and classified as Level 1 securities pursuant to ASC 820 as they are valued using quoted prices in active markets for identical assets. The Company held no financial instruments at fair value on a nonrecurring basis as of December 31, 2015.

## 1. Organization and Significant Accounting Policies (continued)

### Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

### Income Taxes

The Company's tax provision is determined pursuant to Financial Accounting Standards Board ("FASB") ASC 740. The Company files a consolidated federal income tax return with Hancock Holding Company and determines its tax expense or benefit on a separate return basis. Pursuant to the Company's tax sharing agreement, the Company recognizes tax benefits to the extent they are utilized in the consolidated return.

### Revenue Recognition

Securities transactions and related revenue are normally recorded in the accounts on a settlement date basis, which is not materially different from the trade date. Annuity revenues are normally recorded in the accounts when the contract is sold. Other fee income represents wrap fee income, 12b-1 income, and distribution fees on mutual fund sales, which is paid to the Company over a period of time based on a percentage of the fund's daily net asset levels. Other fee income is recognized as earned by the Company.

### Commissions

Commissions are recorded as securities transactions occur and are also paid to the employees on a settlement date basis which is not materially different from the trade date.

### Share-Based Compensation

The Company's employees participate in stock-based compensation plans sponsored by the Parent. Share based compensation can consist of stock options, tenure based restricted share awards and performance stock awards. Compensation expense is recognized for options granted, modified, or settled after January 1, 2006, utilizing the fair value of the grants over the vesting period. The Parent estimates the fair value of each pool of options granted using the Black-Scholes-Merton options pricing model. The fair value for restricted share awards is based on the value of the stock on the grant date. The Parent also makes annual grants of performance stock to key members of executive and senior management which are valued using the Monte-Carlo simulation method. The Company is allocated a portion of share based compensation expense from its Parent, recognized over the requisite service period.

### Retirement Benefits

The Company's employees participate in defined benefit pension plans and certain other defined benefit postretirement plans for eligible employees sponsored by the Parent. The amounts reported in the consolidated financial statements with respect to these plans are based on actuarial valuations that incorporate various assumptions regarding future experience under the plans. The Company also offers a defined contribution plan (401(k) plan) sponsored by the Parent that covers substantially all associates that have been employed for 60 days and meet certain other requirements and employment classifications. Expenses associated with these plans are allocated to the Company by the Parent.

# Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
## Notes to Consolidated Financial Statements
December 31, 2015

2.    **Recently Issued Accounting Standards**

In January 2016, the FASB issued an Accounting Standards Update ("ASU") that improves the recognition and measurement of financial instruments through targeted changes to existing GAAP. It requires equity investments (except those that are accounted for under the equity method of accounting or result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently assessing this pronouncement and adoption of this guidance is not expected to have a material impact on the Company's financial condition or results of operations.

In May 2014, the FASB and the International Accounting Standards Board ("IASB") jointly issued ASU No. 2014-09, Revenue from Contracts with Customers, a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance. The objective of ASU 2014-09 is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for the first quarter of 2017. An entity can elect to adopt ASU 2014-09 using one of two methods, either full retrospective adoption to each prior reporting period, or recognize the cumulative effect of adoption at the date of initial application. The Company is in the process of evaluating the new standard and does not know the effect, if any, ASU 2014- 09 will have on the financial statements or which adoption method will be used.

3.    **Income Taxes**

The Company has a deferred tax asset as of December 31, 2015 in the amount of $407,405 which is primarily related to employee compensation and benefits. At December 31, 2015, the Company had approximately $235,000 of state net operating loss ("NOL") carryforwards which begin to expire in 2028. A valuation allowance in the amount of $9,950 has been established for these NOL carryforwards which do not meet the realizability standard of ASC 740. The change in the valuation allowance from the prior year is immaterial. Other than this item, no valuation allowance has been recorded at December 31, 2015, as management believes it is more likely than not that the remaining deferred tax assets will be fully realized. As of December 31, 2015, $1,987,406 was a due to Hancock Holding Company for income taxes payable. Total tax expense for the year ended December 31, 2015 was $1,591,942, which is comprised of current tax expense of $1,982,866 and ($390,924) of deferred tax benefit.

The effective income tax rate differs from the federal statutory rate primarily as a result of the state income tax provision. The tax years open to examination are 2012 to the present.

The Company did not have any uncertain tax positions at December 31, 2015. The Company does not expect that unrecognized tax benefits will increase or decrease within the next 12 months.

It is the Company's policy to recognize interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2015, the interest accrued is considered immaterial to the Company's consolidated statement of financial condition.

# Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
## Notes to Consolidated Financial Statements
## December 31, 2015

4. **Other Related-Party Transactions**

At December 31, 2015 the Company had $772,475 of cash on deposit with its Parent. In addition, the Company held $16,869,469 in the Hancock Horizon Funds complex managed by the Parent and held by the Company's clearing firm. The Company's balances in these funds include $16,504,702 classified as cash and cash equivalents and $364,767 classified as securities owned.

The Company operates in facilities that are leased from its Parent for which $264,289 was charged in 2015 for direct expense such as rent and other occupancy costs.

Expense associated with Parent sponsored share based compensation totaled $148,720 and employee pension and retirement plan expense totaled $337,330 in 2015.

In addition, the Company was also charged $1,619,946 of allocated expenses by the Parent for shared facilities and other expenses. Shared expenses are allocated using direct variables such as square footage, number of employees, capital, revenues and percentage of time worked.

5. **Clearing Organization**

The Company has an agreement with National Financial Services, LLC, whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit of $100,000 be maintained by the Company. This amount is reflected as restricted cash on the accompanying consolidated statements of financial condition.

6. **Regulatory Requirements**

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker/dealer who does not carry customers' accounts, but receives checks, drafts, or other evidences of indebtedness made payable to itself, is required to maintain net capital, as defined in the Rule, of $250,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2015 the Company had net capital of $13,983,193 which was $13,733,193 in excess of its required net capital of $250,000. The Company had aggregate indebtedness of $3,748,224 at December 31, 2015, and its ratio of aggregate indebtedness to net capital was 0.27 to 1.00 at December 31, 2015.

The Company has entered into a written agreement with its clearing firm which requires that the clearing firm perform a proprietary inventory of introducing brokers reserve computation with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

# Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
## Notes to Consolidated Financial Statements
## December 31, 2015

7.    **Commitments and Contingencies**

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not reasonably estimable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

The Company, in its capacity as a broker dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management expects the ultimate resolution of these and other matters will not have a material effect on the Company's results of operations or financial position.